EXHIBIT B
                                                                       ---------



                CERTIFICATES PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                  ---------------------------------------------



                        CANADIAN PACIFIC RAILWAY LIMITED

In connection with the Annual Report of Canadian Pacific Railway Limited (the "Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Robert J. Ritchie, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 18, 2003                   /s/ Robert J. Ritchie
                                        ---------------------------------------
                                        Robert J. Ritchie
                                        President and Chief Executive Officer



In connection with the Annual Report of Canadian Pacific Railway Limited (the "Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Michael T. Waites, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  March 18, 2003                   /s/ Michael T. Waites
                                        ---------------------------------------
                                        Michael T. Waites
                                        Executive Vice President and
                                        Chief Financial Officer

                        CANADIAN PACIFIC RAILWAY COMPANY

In connection with the Annual Report of Canadian Pacific Railway Company (the "Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Robert J. Ritchie, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 18, 2003                   /s/ Robert J. Ritchie
                                        ---------------------------------------
                                        Robert J. Ritchie
                                        President and Chief Executive Officer



In connection with the Annual Report of Canadian Pacific Railway Company (the "Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Michael T. Waites, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  March 18, 2003                   /s/ Michael T. Waites
                                        ---------------------------------------
                                        Michael T. Waites
                                        Executive Vice President and
                                        Chief Financial Officer


                                       B-2